WOODSIDE

04046484

17 November 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Woodside and Iraq sign co-operation agreement, lodged with the Australian Stock Exchange on 16 November 2004;
- Mauritania Offshore Drilling Update, lodged with the Australian Stock Exchange on 16 November 2004;
- Mauritanian Government exercises right to participate in the Chinguetti Oil Field, lodged with the Australian Stock Exchange on 16 November 2004;
- Woodside Investor Briefing Day, lodged with the Australian Stock Exchange on 17 November 2004;
- Investing in Growth, lodged with the Australian Stock Exchange on 17 November 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 08 2004

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

1954 2004
Commitment to Growth

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE AND IRAQ SIGN CO-OPERATION AGREEMENT

Woodside Energy Ltd. and the Iraq Oil Ministry have signed a two-year memorandum of co-operation covering the evaluation of potential oil and gas projects and human resource development in the Kurdistan region of northern Iraq.

Under the agreement, the parties will undertake a joint six-month study, mostly from Perth, to identify viable oil and gas projects.

Woodside's Chief Executive Officer, Don Voelte, said: "This is an initial step to work with the Iraqi Oil Minister and Government to more fully understand the potential risks, rewards and benefits of investing in Iraq's oil and gas sector."

Woodside will also sponsor the training of several professional Iraq Oil Ministry personnel in Perth and as well as a number of science and engineering students at Curtin University of Technology, also in Perth. The students will begin studying at Curtin from 2005.

The agreement is effective from 12 November 2004.

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 16 NOVEMBER 2004
9.30AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIA OFFSHORE DRILLING UPDATE

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports the following activity offshore Mauritania since the last report issued on 9 November 2004.

PSC-B, Block 4
Tiof 4 and Tiof-3 ST2

Tiof-4 Appraisal well
The "*Stena Tay*" drill rig arrived at the Tiof-4 location on 9 November 2004 and drilled the bottom hole section to a final total depth of 2,908 metres.

Evaluation of logs acquired while drilling and wireline logging operations, including fluid sampling and downhole pressure measurements, has established that the well intersected a gross oil column of approximately 113 metres, containing several individual sands of variable thickness. The result was in line with pre-drill expectations.

At midnight on 15 November 2004 the "*Stena Tay*" was preparing to plug and abandon the Tiof-4 appraisal well as planned. The "Stena Tay" will then move to the Merou-A location.

Tiof-3 ST2 Appraisal well
During the week some mechanical problems have resulted in a delay to commencing flow test operations. At midnight on 15 November 2004 the current operation was continuing preparations to flow test the well.

All reported drilling depths are referenced to the rig rotary table and all times are Universal Time (UTC) (Mauritanian time).

The locations of the Chinguetti Oil Field, the Tiof and Banda discoveries and exploration wells to be drilled early in the 2004-05 drilling campaign are shown on the attached map.

Wells are expected to be drilled in two production sharing contract areas during the remainder of the 2004/5 campaign. Participating Interests in those areas are:

Company	PSC-A	PSC-B
Woodside group companies (Operator)	53.846%	53.846%
Hardman group companies	24.3%	21.6%
BG group companies	13.084%	11.63%
Premier group companies	--	9.231%
Fusion group companies	4. 615%	--
ROC Oil group companies	4.155%	3.693%


18°W
16°W
Location Map
PSC-C
BLOCK 6
PSC-B
BLOCK 5
PSC-A
BLOCK 5
Tiof
Merou
Nouakchott
16°N
Tiof-1
Tiof-2
Tiof-3
Tiof-4
Tevet 1
Banda-1
Chinguetti
Field
Capitano-1A
PSC-B
BLOCK 4
PSC-A
BLOCK 4
PSC-A
BLOCK 3
PSC-C
BLOCK 2
Dorade-1
N
W
E
S
Scale
0
50
kilometres
WGS 84, UTM Zone 28 CM 15° W
St Louis
16°N

2004 - 05 DRILLING PROGRAMME, MAURITANIA
LOCATION OF INITIAL EXPLORATION WELLS

WOODSIDE

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 16 NOVEMBER 2004
9:30AM (WST)

Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

MAURITANIAN GOVERNMENT EXERCISES RIGHT TO PARTICIPATE IN THE CHINGUETTI OIL FIELD

Woodside Mauritania Pty Ltd, a wholly-owned subsidiary of Woodside Petroleum Ltd., reports that the Government of the Islamic Republic of Mauritania has exercised its right to participate in the Chinguetti Oil Field development, offshore Mauritania.

The Government's participation will comprise a 12% equity position in the Exploitation Perimeter which was granted in May 2004 under the terms of the Production Sharing Contract (PSC) for Area B, via an Exclusive Exploitation Authorisation (EEA). The Exploitation Perimeter was granted over an area including the Chinguetti Oil Field. The effective date of the Government's participation is 9 November 2004.

The interests of the Government of the Islamic Republic of Mauritania in the Chinguetti Oil Field will be represented by the Groupe Projet Chinguetti (GPC), an entity set up by the Government of the Islamic Republic of Mauritania for this purpose.

The right to participate and the terms of the Government's participation, including the payment of ongoing costs from the effective date of participation and reimbursement of past costs, are defined in the PSC for Area B. The specific terms of the PSC are confidential.

This election to participate is limited to the area of the current Exploitation Perimeter, and does not include the rest of PSC B. The Government has a similar right to participation in each new development in the PSC.

Participating interests in PSC B, and participating interests (rounded to the nearest 3 decimal places) in the Chinguetti Exploitation Perimeter following Government participation are:

Company	PSC-B	Chinguetti Exploitation Perimeter
Woodside group companies (Operator)	53.846%	47.384%
Hardman group companies	21.6%	19.008%
BG group companies	11.63%	10.234%
Premier group companies	9.231%	8.123%
ROC Oil group companies	3.693%	3.250%
Groupe Projet Chinguetti	--	12.000%

WOODSIDE

1954 50 2004

Commitment to Growth

Value Creation - Overview

Investing in Growth

Sydney

17 November 2004

Don Voelte

Chief Executive Officer
and Managing Director

Disclaimer and Important Notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

WOODSIDE


Woodside management
Corporate Functional Groups
Legal
Human Resources
Corporate Affairs
Strategic Planning
Betsy Donaghey
Corporate Finance
Troy Hayden
Value Creation
Don Voelte
Exploration & New Ventures
Agu Kantsler
Mergers & Acquisitions
Mark Chatterji
Gas & Commercial
David Maxwell
Value Delivery
Keith Spence
Development
Jos van Rijswijk
Projects
Roy Thompson
Operations
Ernie Kennedy
North West Shelf Business
Jack Hamilton
Australia Business
Vince Santostefano
Africa Business
Duncan Clegg
WOODSIDE

Value creation

• Overview	- Don Voelte
• Strategic Planning	- Betsy Donaghey
• Exploration & New Ventures	- Agu Kantsler
• Mergers & Acquisitions	- Mark Chatterji
• Gas Commercialisation	- David Maxwell
• Panel Q & A / coffee break	- The team

WOODSIDE

Value delivery

- Overview - Keith Spence
- Financial Management - Troy Hayden
- NWSV Business Unit - Jack Hamilton
- Australia Business Unit - Vince Santostefano
- Africa Business Unit - Duncan Clegg
- Panel Q&A / Close - The team

WOODSIDE

Projection growth



140
120
100
80
60
40
20
0
MMBoe
2005
2006
2007
2008
2009
2010
Exploration
Development Opportunities
Committed Projects
Existing Business

WOODSIDE

Investing in growth

Applying the

- right people
- to the right places
- using the right tools

focus, focus, focus ... and be fast

WOODSIDE

WOODSIDE

1954 50 2004

Commitment to Growth

Strategic Planning

Sydney

17 November 2004

Betsy Donaghey

Director Strategic Planning

Strategic objective

Top quartile Total Shareholder Return


%
20
15
10
5
0
Source Data: Bloomberg
Ten year TSR to 2003
PetroCanada
Woodside
Murphy
Apache
Santos
BG Group
Marathon
Talisman
Anadarko
Unocal

TSR: Percentage increase in share price growth over 10 years, assuming dividends are fully reinvested in the company
Woodside's selected peer group does not include CNOOC and Pioneer as no 10 year history for those companies

WOODSIDE

Strategic objective

Profitably grow the business and pay dividends



DPS (cents)
Payout (%)
Dividend payout and payout ratio
1.00
0.80
0.60
0.40
0.20
0.00
100
80
60
40
20
0
Final
?
2000
2001
2002
2003
2004
Interim
Special Interim
Final
Special Final
Payout Ratio pre significant items

WOODSIDE

Strategic objective

- Strategic focus – balanced growth
- Key means
  - Exploration
  - Acquisitions, ventures, alliances
  - Commercialise existing gas resources
- Australia and focused international efforts

WOODSIDE

Keys to success

Having the right ...

... places

... focus

... people

... tools

WOODSIDE

Right places

Australian business – grow international


Middle
East?
Africa
Australia &
Asia
USA
Exploration Acreage
Developments : Existing & Planned
Major Woodside Customers

WOODSIDE

Right focus

- Focus on areas
  - upside potential
  - build a material position
  - drive activities
  - own or access infrastructure
- Hubs focus our thinking

WOODSIDE

Sharpening the focus

USA – Gulf of Mexico

- Review highlighted needs
- 'Get competitive or get out'
- Decision pending

WOODSIDE

Focused review of new areas

Northern Iraq

- Two-year agreement
  - Six-month study
  - Training of Iraqi nationals
  - US$2.5M evaluation spend
  - Evaluation work in Perth
- Iraq - proven reserves
  - -115 billion bbls oil
  - -110 Tcf gas
- Significant upside



Study area
unnamed peak
Mosūl
Arbīl
As Sulaymāniyah
Kirkuk
SYRIA
IRAN
Sāmarrā
BAGHDAD
Ar Ramādī
Ar Rutbah
Karbalā'
Al Kūt
An Najaf
An Nāşiriyah
Al Başrah
Umm Qasr
SAUDI ARABIA
0 50 100 km
0 50 100 mi

WOODSIDE

Exploration growth

Exploration underpins Woodside's long-term growth



MMBoe
140
120
100
80
60
40
20
0
2005
2006
2007
2008
2009
2010
Exploration
Development Opportunities
Committed Projects
Existing Business

WOODSIDE

Exploration track record

Strong record: 125 wells drilled since 1995,
23% commercial success rate



Cumulative MMboe (WEL share)
2000
1500
1000
500
0
1995
1996
97
1998
1999
2000
2001
2002
2003
2004
Loxton Shoals
Perseus
Vincent
Enfield
Laverda
Brecknock South
Chinguetti
Thylacine-Geographe
Blacktip
Stybarrow
Tiof
Long -term gas
Gas
Expected volume
Discovered volume including long-term gas
Discovered volume without long-term gas
WOODSIDE

Finding cost

Woodside in upper quartile of its peer group



US$/boe
Source Data: JS Herold
9
8
7
6
5
4
3
2
1
0
CNOOC
Apache
Woodside
BG Group
Unocal
Santos
Talisman
Anadarko
PetroCanada
Murphy
Marathon
Pioneer

Finding Cost: Total exploration expenditure / discovered volumes and revisions, proven volumes, 3 year average

WOODSIDE

Keys to exploration success

Success requires appropriate level of investment, strategic focus and competitive advantage


Middle East?
Africa
Australia & Asia
USA
Exploration Acreage
Developments : Existing & Planned
Major Woodside Customers

WOODSIDE

Strategic focus

Balanced portfolio achieved by combining 3 chosen themes

Maintain a balance of risk & reward while providing exposure to upside

Current activity mix:

- 75% Proven, 25% Frontier
- 70% Oil, 30% Gas
- 50% OECD countries


Hydrocarbon Fundamentals
Upside
Entry Cost
Financial Scale
Time to payback
Political Risk
Equity/Acreage
Competition
Australia
International Proven
International Frontier
1 Unfavourable
5 Favourable

WOODSIDE

Competitive advantage

Who we are

- Australian identity
- Mid-cap independent
- Leading E&P Operator - LNG, FPSO
- Global exploration capability
- Strong balance sheet

What we do

- Rigorous opportunity screening - drives portfolio quality
- Subsurface technology - 3D seismic, fluid prediction
- Technical limit drilling
- Build strategic alliances

WOODSIDE

Pluto prospect, NWS area

- Gas exploration to underpin new contracts
- Drilling 2005




N
Seismic section showing amplitude brightening over crest



WOODSIDE

Aragorn prospect, Otway area

- Gas exploration to supply Eastern Australian market
- 3D seismic starting late 2004, drilling 2005/2006



Geographe
Thylacine
T/30P
T/34P
3D view, late Cretaceous depth structure
and seismic amplitude
Seismic line location
Upper amplitude
anomaly
Lower
amplitude anomaly
N

WOODSIDE

Mauritanian exploration



Block 7
7
Pelican
PSC C6
6
Tiof
5
Tevét
Mérou
4
Banda
Chinguetti
PSCB
3
Capitaine
Fantar
PSCA
2
Dorade
PSC C2

- 2004 - 3 of 6 wells drilled
  - Tevét - oil discovery
  - Dorade - dry hole
  - Capitaine - dry hole
  - Merou drilled next

- Strategy is to test existing sand fairways and new, higher risk Miocene canyon systems

Oil Discovery
Gas Discovery
Prospect
Salt Structure
Pre-2004 3D seismic area
Planned 3D seismic area

WOODSIDE

Merou prospect

- Chinguetti analogue west of Tiof
- Reservoir fairway draped over salt structure



2900mSS Spillpoint
1000
Merou
Far stack RMS amplitudes of reservoir interval
S
N
Top porosity
Base channel
South-north seismic display along line of section indicated

WOODSIDE

Fantar prospect

- Existing 2D seismic suggests flat spot
- Kiffa 3D seismic to confirm Fantar for late 2004/early 2005 drilling



W
E
Top porosity depth
Flat spot
salt dome

WOODSIDE

Libya

- 2 seismic surveys underway
- Drilling end 2005
- Bidding in new licensing round



NC 206
NC 205
NC 208
NC 209
NC 210
2D seismic survey
3,300 km
3D seismic survey
760 km²
NC 207
Legend
Woodside Equity
EPSA IV Blocks
Field
Gas
Oil

Atshan feasibility study area

WOODSIDE

Atshan field


B-3-1
B-2-1
B-6-1
(projected)
mRT
500
750
1000
1250
Atshan field
East-West Cross-section
Gas
Oil
Water

- Oil and gas discovered at multiple levels
- Feasibility study underway

WOODSIDE

Gulf of Mexico



95°0'0"W
90°0'0"W
Mississippi
Louisiana
30°0'0"N
Texas
Houston
New Orleans
Woodside / Pioneer
Shelf Portfolio
Neptune (20%)
Neptune-7: 114 ft Oil
Evaluating development options
Midway (50%)
Preparing for production testing Dec 2004
Woodside /
ConocoPhillips
deepwater portfolio
Woodside / Marathon
legacy portfolio
Mexico
0 50 100 200
Kilometers
Datum: WGS 1984
The Scale Bar is Approximate Only
25°0'0"N
GULF OF MEXICO
Working Interest Leases

WOODSIDE

International frontier

- 2004 seismic acquisition in Kenya and Sierra Leone
- Planned 2005 drilling in Canaries and Kenya


Canary Islands
Sierra Leone
Kenya
Frontier acreage
- Operator
- Non operator

WOODSIDE

Kenya

- Series of large structures
- Further seismic being acquired
- Well planned late 2005


5km

WOODSIDE

Canary Islands

- 3D Seismic acquired 2003
- Well scheduled for mid 2005


salt
salt
salt

WOODSIDE

Sierra Leone

- 50% equity in Blocks 6 & 7
- 3600 km^2 3D seismic in 2004


EBANO OIL FIELD ANALOGUE
TGS
Block G Equatorial Guinea
5km

Source data: TGS-NOPEC Triton website

WOODSIDE

2004 exploration drilling

Well Name	Location	Target	Result	%Equity
Midway-1	GoM Shelf	Gas	Successful	50
Bounty-2/3	Carnarvon	Oil	Commerciality TBA	8.2
Eskdale-2	Exmouth	Oil	Commerciality TBA	50
RERC-1	Algeria	Oil	Dry Hole	35
Kansas-2A	GoM Deep Water	Oil	Dry Hole	16.67
Knott-1	Exmouth	Oil	Dry hole	50
Indian-1	Exmouth	Oil	Dry Hole	60
RERW-1	Algeria	Oil	Commerciality TBA	35
Polkadot-1	Bonaparte	Gas	Commerciality TBA	50
Tevét-1	Mauritania	Oil	Successful	54
Dorade-1	Mauritania	Oil	Dry Hole	48
Capitaine-1/1A	Mauritania	Oil	Dry Hole	54
Merou	Mauritania	Oil		54
Well #5	Mauritania	Oil		54
Well #6	Mauritania	Oil		54
Halladale	Otway	Gas	Q4 2004, Q1 2005	62.5
Falcone-1	Exmouth	Oil	Q4 2004, Q1 2005	60

WOODSIDE


2005 exploration plan
Totals
2004 To date
2004 Planned
2005 Planned
Exploration Wells 11 17 23
Africa
2004 To date
2004 Planned
2005 Planned
Exploration Wells 4 8 9
GoM
Exploration Wells 2 2 2
Australia
2004 To date
2004 Planned
2005 Planned
Exploration Wells 5 7 12
Expected Exploration Spend ~ A$ 275M
West Africa 18%
North Africa 16%
Gulf of Mexico 14%
Australia 30%
WOODSIDE

WOODSIDE

1954 50 2004

Commitment to Growth

Mergers and Acquisitions

Investing in Growth

Sydney

17 November 2004

Mark Chatterji

Director Mergers & Acquisitions

"M&A"

- Acquisitions
- Divestments
- Swaps
- Alliances – Partnering

WOODSIDE

M&A and Exploration: similarities

- Tools for growth
- Complementary
- Involve taking and managing risk
  - *What is the right mix?*

WOODSIDE

M&A and Exploration: differences

- The "small" difference
  - Exploration:
    lots of small, discrete investment opportunities
  - Acquisitions:
    fewer, generally larger, portfolio investment opportunities

- The "big" difference
  - Exploration budgeted
  - Acquisitions opportunistic

WOODSIDE

Portfolio management

- Acquisition - Eni's equity in Mauritania
- Divestment - 40% in Enfield Project
- Partnering - Crystal Energy
  (Clearwater LNG Project – West Coast USA terminal)

WOODSIDE

Key messages

- Dedicated M&A team
- Balance of M&A + exploration for growth
- Portfolio management
  - – the other side of the coin
- Execution
  - – not just what you do but how you do it

WOODSIDE

WOODSIDE

1954 2004

Commitment to Growth

Gas Commercialisation

Investing in Growth

Sydney

17 November 2004

David Maxwell

Director Gas & Commercial

Gas capability

- Finder, developer & Operator of "blue chip" NWS project
- World-class Australian resource base
- LNG and gas marketing success
- Strong gas field development capability
- Track record of sustained high gas supply reliability
- Access to and management of new technology

WOODSIDE

Gas strategy

Leverage current quality business & build sustained growth

- Relationships - customers & partners
- Build Australian gas business:
  - Develop NW Shelf
  - Commercialise gas
  - Grow hubs
- Grow international gas business
- Develop our people

WOODSIDE

South East Australia gas

- Opportunities emerge 2010
- Upward price trend
- New electricity, industrial and gas utility customers



South East Australia Gas Supply Demand Balance
PJ per annum
1000
900
800
700
600
500
400
300
200
100
0
Uncontracted Supply
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Contracted Supply
Uncontracted Supply
Unfulfilled Capacity
Demand
TOP
Source: ACIL Tasman



VICTORIA
Portland
Halladale
Blackwatch
Geographe
Vic/P43
Vic/L23
Thylacine
T/L2
T/30P
T/34P
0
50
100km
Woodside permits
Source: WEL

- Otway approval - May 2004 enables new opportunities
  - Drill Halladale and Blackwatch Q1 2005
  - Mature other prospects

WOODSIDE

Building for Northern Territory supply

- Alcan Gas Sales Agreement (44 PJ/year) signed 5 Nov
- From 2009, 20PJ/year Power & Water Authority opportunity



WELLHEAD PLATFORM
DARWIN
DALY RIVER
KATHERINE
MATARANKA
ONSHORE GAS PLANT
BLACKTIP
W.A.
N.T.
Source: WEL



Timor Sea
DARWIN
Prometheus
300 BCF
Rubicon
WA-34-R
Petrel
800 BCF
Tern
400 BCF
WA-313-P
Penguin
Polkadot
NT/P 57
Blacktip
930 BCF
WA-279-P
Northern Territory
Western Australia
Proposed Gas Pipeline
0 100
kilometres
Woodside permits
Source: WEL

- Acquired WA-34-R (39% & Operator) includes Rubicon & Prometheus
- Add reserves - appraisal, exploration, collaboration

WOODSIDE

LNG – Asia Pacific

- Traditional markets:
  - Japan: steady growth, current contracts expire 2008-2010
  - Korea: continuing rapid growth
- New markets requiring new terminals:
  - China
  - North America West Coast
  - India



Asia Pacific LNG Demand
LNG Demand (Million tonnes)
200
180
160
140
120
100
80
60
40
20
0
NAWC
India
China
Taiwan
Korea
Japan
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Source: Poten and Partners

8% per year forecast LNG demand growth from 2004-2015

- Demand and supply balance tightening

WOODSIDE

LNG & domestic gas – NW Shelf

Leverage for future gas growth

- New contracts - Western Power and Kansai Electric
- NWS area opportunities
- Target Train 5 approval H1 2005, start-up Q4 2008



North West Shelf permits
Woodside permits
WA-350-P
Source: WEL

- LNG - Japan, China, Korea and spot cargoes
- Domestic gas - resolve BHPB HBI, new opportunities

WOODSIDE

LNG – Sunrise



Abadi
Sunrise
Troubadour
West Timor
Evans Shoal
Joint Petroleum Development Area
Chudditch
Bayu-Undan
Oliver
Timor Sea
DARWIN
Crux
Prometheus
Petrel
Tern
Blacktip
Source: WEL
0 100 200
kilometres
Western Australia
Northern Territory

- Feasibility complete by year end, ready for Basis of Design (BOD)
- Start-up possible 5 years after BOD commences
- LNG customers interested
- Without government-to-government agreement project will stall

WOODSIDE

LNG - Browse

- Studies confirm viability
- Concept - initial 7 mtpa onshore LNG train
- Appraisal drilling & design work planned for 2005



Indian Ocean
Adele
Brewster
Echuca Shoals
R/2
TR/5
WA-32-R
Scott Reef
WA-30-R
Caswell
WA-29-R
Brecknock
WA-28-R
Brecknock South
WA-31-R
WA-275-P
Arquebus
0 50 100km
Woodside Operator (Retention Licence)
Woodside Operator (Permit)
Source: WEL
WESTERN AUSTRALIA



LNG TRAIN 7.0 MTPA
LNG STORAGE
MARINE OFFLOADING FACILITY
LNG LOADING BERTH
Concept Design

- Start-up possible in 2011 depending on:
  - Securing customers
  - Regulatory approvals
- Customers interested

WOODSIDE

LNG – Access to new markets

Clearwater Port


LNG Transfer System
LNG Processing Equipment
SSP Floating Dock
Vessel Operations

- California consumes 6 Bcf per day
- LNG viable at current gas price forecasts
- Convert existing platform
  - LNG transferred directly into 21 km pipeline to shore
  - Woodside (Operator) has access to a minimum 80% of the 6mtpa capacity

WOODSIDE

LNG – Atlantic Basin

- Demand drivers
  - US demand growth and declining supply
  - UK declining gas supply
- Permitting & building new receiving terminals critical



Atlantic Basin LNG Demand
LNG Demand (Million tonnes)
200
180
160
140
120
100
80
60
40
20
0
2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Other Americas
USA
UK
Other Europe
Italy
France
Iberia
Source: Poten and Partners

14% per year forecast LNG demand growth from 2004-2015

- LNG is competitive at forecast prices
- Securing LNG supply at competitive cost the key

WOODSIDE



Growing international gas & LNG
London
Africa
Beijing
(Planned)
Seoul
Tokyo
California
Houston
USA
Australia &
Asia
Darwin
Perth
Melbourne
Gas Opportunities
Gas Developments : Existing and Developing
Location of Woodside Gas/LNG Offices
Opportunities: LNG Terminal

Key messages

- Deliver existing opportunities
- Develop new regions
- Innovative approaches
- Capability to succeed

WOODSIDE

Information on key projects

Project	Woodside Equity	100% JV Dry Gas (P50)	Operator	Resource basis
Otway	51.55%	0.9 Tcf	Woodside	Undeveloped
Bonaparte - Blacktip - Rub-Prom [1]	 53.85% 39.00%	 0.9 Tcf 0.3 Tcf	 Woodside Woodside	Scope for Recovery
Sunrise	33.44%	7.7 Tcf	Woodside	Scope for Recovery
Browse	~ 47% [2]	20.5 Tcf	Woodside	Scope for Recovery

1 = Rubicon and Prometheus gas field

2 = Equity varies 25-50% different permits

WOODSIDE

Value Delivery - Overview

Investing in Growth

Sydney

17 November 2004

Keith Spence

Chief Operating Officer

Value delivery

- Capable organisation with delivery focus
- Experienced people in key positions
- Efficient and effective operations
- Successfully delivering multiple projects
- Strong portfolio of growth opportunities

WOODSIDE

Committed project status

Project	Design Work	Project Approval	First Production	Status
Wanaea Cossack Infill	✓	✓	Q1 2005	Positive Wanaea 8 & Lambert 6 results
Mutineer Exeter	✓	✓	Q2 2005	FPSO on track for early sail away Q1 2005
Enfield	✓	✓	Q4 2006	Hull steel cutting began Sep 04
Otway	✓	✓	Mid-2006	Earthworks started for onshore gas plant
Chinguetti (Mauritania)	✓	✓	Q1 2006	Topside fabrication started in Thailand
GWA Low Pressure Train	✓	✓	Q4 2005	Planned shutdowns began Oct 04

*FPSO – Floating Production Storage & Offtake

Changes since September 2004

WOODSIDE

Development opportunity pipeline

Project	Design Work	Project Approval	First Production	Status
Midway (GoM)	✓	Q4 2004	Q1 2005	Production test in Dec 04
Perseus Over GWA	✓	Q4 2004	Q1 2007	Pre-sanction assurance check Oct 04
Blacktip	✓	Q2 2005	Q4 2007	FEED studies complete end 2004
Angel	Q1 2005	Q4 2005	Q4 2008	Geotechnical site investigation Q4 2004
Train 5	In progress	1H 2005	Q4 2008	Contractor selection process underway
Neptune (GoM)	In progress	Q2 2005	Q1 2008	FEED studies started
Stybarrow	In progress	Reviewing	Reviewing	Independent project review done
Sunrise	In progress	Reviewing	Reviewing	Subject to legal and fiscal certainty
Vincent	Reviewing	Reviewing	Reviewing	Concept study underway
Tiof (Mauritania)	Reviewing	Reviewing	Reviewing	Appraisal and studies underway
Jahal Kuda Tasi	Reviewing	Reviewing	Reviewing	Negotiating PSC terms & access

FEED = Front End Engineering Design

Changes since September 2004



Strong production growth
MMBoe
0
20
40
60
80
100
120
140
2004
2005
2006
2007
2008
2009
2010
Exploration
Development Opportunities
Committed Projects
Existing Business
Existing Business
NWSV T1-4
NWSV Oil
Laminaria
Legendre
Ohanet
Committed Projects
Mutineer Exeter
Otway
Enfield Standalone
Chinguetti
Development Opportunities
Tiof, Neptune, Train 5, Jahal Kuda Tasi, Sunrise, Blacktip, Stybarrow, Midway and Vincent
Exploration
WOODSIDE


Organisational matrix
Business Units
• Building the business
• Managing performance
• Achieving objectives
COO
Keith Spence
NWSV Business
Jack Hamilton
Australia Business
Vince Santostefano
Africa Business
Duncan Clegg
• Promoting best practice standards & systems
• Knowledge sharing & new technologies
• Optimising resources
• Building capability
Functional Units
HSES
David Lesslie
Development
Jos van Rijswijk
Projects
Roy Thompson
Operations
Ernie Kennedy
Business Services
Andrew Maiden
WOODSIDE

Development capability

- Maximise NPV over project lifecycle
- Optimise speed of delivery, reduce uncertainty, manage risk


Tiof West Discovery
Tiof 3 Appraisal
Tiof 1 Discovery
Tiof 4 Appraisal
Tiof 5 Appraisal
Tiof Canyon System
Proposed Appraisal Wells Depicted
2km
N

WOODSIDE

Development Director



Jos van Rijswijk

- Reservoir Engineer
- Experience: >35 years
- Far East, Middle East, Europe
- E&P Development Director
- Oil and gas, greenfield & brownfield

WOODSIDE

2004 Project delivery

- A$2.7 billion LNG Phase 4 projects
- First gas into 2nd Trunkline
- 9th LNG tanker joins fleet
- First LNG to storage on schedule


2nd Trunkline


Northwest Swan


4th LNG Train

WOODSIDE

Projects Director



Roy Thompson

- Mechanical Engineer
- Experience: 30 years
- Project management
- FPSOs, fixed structures and subsea engineering

WOODSIDE

Operating capability

- 600 kboe/d operated production
- 135 kboe/d Woodside share
- Positively benchmarked against peer operations
- Unit cost benchmark in top 30%

LNG plant quantitative comparison

Unit Op Costs (excluding energy), US$/tonne of saleable product



42% lower
Woodside
Average of Eight Peers

WPL operated facilities tot opex costs

Platforms....... & ....FPSOs



Peer Study Top 30%
27% higher
Peer Study Top 30%
In-line
In-line
36% lower
Goodwyn A
North Rankin
Cossack Pioneer
Northern Endeavour
Based on US$/Boe

Source: Base data from Shell Global Solutions Operational Performance Review (April 2004)

Source: Base data from Shell Global Solutions Upstream Production Facility Benchmarking Report to Woodside Energy (July 2004), 2003 exchange rate assumption USD to AUD 64.9 cents

WOODSIDE

Operations Director



Ernie Kennedy

- Chemical Engineer
- Experience: >30 years
- Project engineering
- Process engineering
- Plant operations

WOODSIDE

Value delivery challenges

- International operations
- Global competition for resources
- Speed of execution versus governance
- Keeping projects on time, on budget

WOODSIDE

International operations

- Currently managing projects with international networks
- International contracting & procurement strategies



Firewater Pumps
De-aeration Package
Electric Heaters
Seawater Coarse Filters
Packaged HVAV Unit
Fire & Gas Detection Various
Vessel Internals
S & T Heat Exchangers
Nitrogen Booster Compressor
HP Compressor
Deluge Skids
Flare
Pedestal Cranes
Water Injection Package
Power Generation
Produced Water Treatment Package
Hypochlorite Package
Major Vessels/KO Drums/Scrubbers
Level Instruments (Mag)
Control Valves
Actuated On/Off Valves
WHRU
Misc Vessels
Glycol Regeneration Package
LP Compressor
Switchboards
Structural Bearings
API Pumps
ANSI Pumps
Microwave/Entertainment/Radio Systems

Enfield Project: Topside Equipment Packages Fabrication Locations

WOODSIDE

Global competition for resources

- Experienced staff in key positions
- Succession planning for key management roles
- Strategies in place to attract and retain staff
- Active graduate recruitment & development program
- Workforce planning for future activities and projects

WOODSIDE

Speed of execution vs. governance

- Strong governance and assurance processes
- Disciplined approach to decision-making

Readiness to execute projects



•BEFORE OPREP
•AFTER OPREP
Independent Project Analysis
Front End Loading Index
•Good
•Fair
•Poor
•Screening /
•Conceptual
•1998
1999
2000
2001
•2002
2003
2004
Woodside Projects

WOODSIDE

*OPREP – Opportunity & Project Realisation Process

Keeping projects on time, on budget

- Dedicated Project Directorate
- Robust project controls and processes
- Capable and experienced personnel
- Focus on contracting strategies
- Active risk management

Status as at 24 Sep 04

VEL Docs Open 21621 Rev 0

Major Element	Month Planned	Month Actual	Cumulative Planned	Cumulative Actual	Cumulative Variance
Health, Safety, Environment, Quality	3.1%	2.9%	41.2%	40.3%	-0.8%
Hull	4.9%	4.9%	27.0%	28.6%	1.6%
Turret & Mooring	7.5%	7.8%	48.3%	46.0%	-2.3%
FPSO	7.4%	6.8%	37.4%	35.5%	-1.9%
Subsea Facilities	7.2%	4.3%	27.9%	25.4%	-2.4%
Well Delivery	1.6%	1.1%	17.7%	15.5%	-2.3%
Asset Management	2.1%	2.3%	29.4%	29.3%	-0.1%
Overall	5.70%	4.76%	30.65%	29.06%	-1.59%



Status as at September '04:
Plan: 41.2 %
Actual: 40.6 %
Percentage
0
20
40
60
80
100
Proposed Development Concept
Environmental Impact Statement
Production Licence
Submit Draft Drilling EP
Submit Prelim HSE Case
Submit Final Drilling EP
Submit OSCP
OSCP Approval
Drilling EP Approval
Submit Final Design HSE Case
Consent to Recover Petroleum
Consent to Construct & Install
Submit Consent to Construct & Install
Submit Final EP Subsea Installation
Submit Ops Case Final
Submit Ops Case Draft
Submit Final EP Operations
Ops HSE Case Approval
Ops Environment Plan Approval
Consent to Use

WOODSIDE

Value delivery – 2007 aspirations

- Total operated production of ~1 MMboe/d
- Woodside's share of annual production of ~100 MMboe
- Four LNG trains in production, constructing Train 5
- Five FPSOs in Australia and Mauritania
- Five offshore platforms
- Production from four global focus areas

WOODSIDE

WOODSIDE

1954 2004

Commitment to Growth

Financial Management

Investing in Growth

Sydney

17 November 2004

Troy Hayden

Interim Chief Financial Officer

Keys to success

Disciplined financial management

- Cost monitoring and analysis
- Benchmarking

Strong Operating Cash Flow & Balance Sheet

- Sound financial metrics
- Stable credit rating (A-/Baa1) supports borrowing capacity

People

- Experienced Corporate Finance team

WOODSIDE

Solid financial position

Great platform for growth and value creation



Net Debt
ASM
1,600
1,400
1,200
1,000
800
600
400
200
0
1,502
1,274
891
397
2000
2001
2002
2003
H1-2004



Operating Cash Flow After Tax
ASM
1,600
1,400
1,200
1,000
800
600
400
200
0-
1,493
1,108
1,207
1,203
539
2000
2001
2002
2003
H1-2004

WOODSIDE

Projected expenditure to capture value


SAM
2200
2000
1800
1600
1400
1200
1000
800
600
400
200
0
243
67
52
278
196
57
114
232
111
51
305
79
99
249
83
232
92
253
76
275
240
300
303
144
2000
2001
2002
2003
2004F
2005 indicative
Exploration
Oil & Gas properties
Otway
Chinguetti
Exeter
Blacktip
North Africa
West Africa
Legendre
Bass Strait
Enfield Area
NWS
Laminaria
Investments
Other
WOODSIDE

Sufficient funding capacity


A$ billion
6
5
4
3
2
1
-
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Potential funds available @55% gearing (A$bill)
Gearing (%)

Projection is based on following :-

- oil price assumptions 2004 US$40.67, 2005 US$38.00, 2006 US$36.00, 2007 US$30.67, 2008 onwards US$24.00
- A$/US$ Exchange rate: 2004 $0.72, 2005 $0.70, 2006 onwards $0.66

* Assumes dividend payout consistent with past practice

* Calculations reflect "Successful Efforts" exploration accounting policy

WOODSIDE

Current funding

- Three US$ Bonds – US$800 million
- Corporate facilities – US$450 million
  - 8 x US$50 million, 5 yr term
  - 1 x US$50 million, 1 yr term
  - Currently undrawn
- Cash on hand
  - US$480M + A$13M (30 Sep 2004)

WOODSIDE

Strong financial capacity

Future funding opportunities

- Corporate facilities
  - Key, long-term relationships
  - Credit worthiness and strength of assets provides access to competitive terms and pricing
- US bond market
  - Woodside is a proven issuer
  - Logical market given US$ revenues
  - World's deepest market - access to long-term funding
- Structured finance
  - Consider limited and non-recourse facilities to mitigate risk

WOODSIDE

WOODSIDE

1954 50 2004

Commitment to Growth

NWS Venture Business Unit

Investing in Growth

Sydney

17 November 2004

Dr Jack Hamilton

Director - NWSV designate

Keys to success

- Manage world-class facilities and maintain safe, reliable supply
- Grow hub to optimise value
- Leverage competitive LNG Train 5 brownfield opportunity
- Deliver sustained value from long-term contracts & long-life reserves

WOODSIDE

Delivering reliable operations

- Gas delivery system is operated for safe & reliable production
- LNG plant operations benchmark as one of world best



LNG Plant Utilisation Comparison
100%
90%
80%
70%
WEL
Competitor 1
Competitor 2
Competitor 3
Competitor 4
Competitor 5
Competitor 6
Source: Shell Global Solutions
Plant Utilisation

WOODSIDE

Grow the hub – Phase 4 LNG expansion



+ 12% from T1-3
+ 56% from T1-3
+ 14% from T1-4
+ 42% from T1-4
Trains 1- 3
Trains 1 - 4
Trains 1 - 5
Gas system operating cost
LNG production capacity

- Brownfield expansion, additional capacity at low incremental operating cost
- Sep 2004 - Phase 4 project successfully in production
- Production rises est. ~190-195 LNG cargoes in 2005



WOODSIDE

Leverage brownfield growth, Phase 5 LNG

- Target approval 1H 2005 and first production Q4 2008
- Customer definition required
- Expansion includes:
  - Train 5
  - second LNG loading jetty
  - extra processing facility support
- Initial Train 5 design work based on carbon copy of Train 4
- Preliminary site works for Train 5 completed



WOODSIDE

Managing hub for safe, reliable supply

Infrastructure investment for gas contract supply to 2035

2005-2010 Offshore refurbishment of North Rankin Platform (JV cost ~ A$160 million)

LNG Trains 1-3 refurbishment (JV cost ~A$360 million)



WOODSIDE

Sustain value

- Maintain reliable gas supply with:
  - Perseus Project
  - Angel Development
  - GWA low-pressure train

  Projects are included in current production projection


EXETER/MUTINEER
LAMBERT
COSSACK
LEGENDRE
GWA
NRA
HAYCOCK
SAFFRON
SAGE
WANDOO
Demeter
Survey Area
Legend

- Sustain and capture new value through exploration

Sustain value - NWS venture oil

- Cossack Pioneer FPSO capacity of 140-150,000 bopd
- Strong producer- reserves upgrade a feature
- Continuing to maintain production through in-fill wells





2P
eserve
=
45MMbb
(31/12/95)
emainin
eserves
=
00MMbb
(31/12/03)
roduce
Oil
=
55MMbb
(31/12/03)
Original
Reserves
year-end 1995
Estimated
ultimate recovery
year-end 2003

WOODSIDE

Key messages

- Long-life reserves (JV ~21Tcf to produce)
- Long-term contracts up to ~2035
- Significant value capture through growing, managing and sustaining production

WOODSIDE

WOODSIDE

1954 50 2004

Commitment to Growth

Australia Business Unit

Sydney

17 November 2004

Vince Santostefano

Director Australia Business Unit

Australia & Timor Sea


Laminaria-Corallina,
Jahal Kuda Tasi (Oil)
Blacktip (Gas)
Legendre,
Mutineer Exeter (Oil)
Enfield (Oil)
Otway (Gas)
WOODSIDE

Growing the Australian business

Maximise value of existing assets
- Laminaria-Corallina, Legendre

Commercialise new projects
- Enfield, Mutineer Exeter, Otway Gas

Realise new growth
- Blacktip, Jahal Kuda Tasi, Stybarrow, Vincent & Laverda
- Other Australian opportunities

WOODSIDE

Laminaria-Corallina



Laminaria OPEX
A$M
60
30
0
2000
2001
2002
2003
2004 E
2005 E
2006 E

- Cost reduction achieved
- Prepared for tail-end production
- Operating at 94% availability
- Pursuing infill opportunities



Produced Oil 152 MMbbl*
Remaining Oil 57 MMbbl*

WOODSIDE

* as at 31.12.2003

Legendre


Legendre Oil Production (bbl/d)
60,000
40,000
20,000
2001
2002
2003
2004

- Successful infill campaigns in 2003 & 2004
- Operating at 95% availability
- Pursuing additional infill opportunities


Produced Oil 28 MMbbl*
Remaining Oil 12 MMbbl*
as at 31.12.2003

Enfield

- JV cost A$1.48 billion
- Production design 100 kbbl/d
- Estimated reserves >125 MMbbls
- On schedule & budget
- 40% divested to Mitsui (US$464 million)



FPSO
LEGEND

Project approved Mar 04

First Oil Q4 2006

2003	2004	2005	2006	2007

WOODSIDE


Enfield status
• 13 well program from Q1 2005
• Expect 50% completion by end 2004
• Production period >12 years
• Focus on near field opportunities
Progress timeline
Cumulative progress
100%
80%
60%
40%
20%
0%
2004
2005
2006
Actual
Planned
WOODSIDE

Mutineer Exeter

- Leased FPSO
- JV cost A$480 million
- Production design 100kbbl/d
- On schedule & budget
- Leading edge technology



Project approved Oct 03 | First Oil Q2 2005

2003	2004	2005	2006	2007

WOODSIDE

Otway

- JV cost A$1.1 billion
  - ~ 948 Bcf raw gas
  - ~ 12.2 MMbbls condensate
  - ~ 1.7mt of LPG
- Onshore earthworks Q4 2004
- On schedule & budget



Gas Plant & onshore pipeline (PH1)
Geographe Field
- Subsea production manifold
- Water depth - 85m
- 55km offshore
Gas Pipeline (PH1)
Geographe control umbilical (PH2)
Thylacine Field
- Unmanned platform
- Water depth - 100m
- 70km offshore
Tieback (PH2)
PH1 : Phase 1
PH2 : Phase 2

Project approved May 04 | First Gas Mid-2006

2003	2004	2005	2006	2007

Blacktip

- ~ 942 Bcf raw gas (100%)
- ~ 5.8 MMbbls condensate
- Tender for onshore earthworks progressing
- On schedule for project approval Q2 2005


NORTH
Gove
Melville Island
Bathurst Island
DARWIN
Groote Eylandt
KATHERINE
MATARANKA
DALY RIVER
WELLHEAD PLATFORM
ONSHORE GAS PLANT
Joseph Bonaparte Gulf
WYNDAM
KUNUNURRA
W.A.
N.T

Target approval Q2 2005

First gas Q4 2007

2003	2004	2005	2006	2007

WOODSIDE

Growth – Greater Enfield Area



Resolution
WA-255-P (2)
Rydal
Roset
Furness
Eskdale
Updip
Stainton
Augusta
Nimbus
Steeple
Stybarrow
Vincent
Enfield
Laverda
Loadpott
Grassmoor
Panther
Cimatti
Minarelli
Parilla
Bultaco
Tiger
WA-28-L
Triumph
Britten
Normale
Falcone North
WA-271-P
WA-155-P (1)
AVAIL 21
Pyrenees
WA-12-R
Ningaloo Marine Park
kilometres
Datum: GDA 1994
Legend:
Gas Fields
Oil Fields
Prospects
114°E
113°30'E



Growth portfolio (ex NWSV)
MMBoe
40
30
20
10
0
2004
2005
2006
2007
2008
2009
2010
Development Opportunities
Committed Projects
Existing Business
WOODSIDE


Key messages
Maximise remaining value
• Cost focus
• Infill wells
• Tail-end production
Deliver projects
• On schedule and budget
• Assets operate to design
Deliver new growth
• Commercialise current opportunities
• Mature exploration prospects ‘ready to drill’
• Consider new opportunities

Africa Business Unit

Investing in Growth

Sydney

17 November 2004

Dr Duncan Clegg

Director – Africa Business Unit

Why Africa?

- Access to high value opportunities
- Proximity to major markets
- Growth potential
- Fit with Woodside skills



WOODSIDE

Africa keys to success

- Material, quality businesses in selected African countries
- Excellent capability
- Deliver growth and profit
- Partner of choice

WOODSIDE



Woodside's Africa operations
Algeria
(2002)
Non Operator
Canary Islands
(2002)
Non Operator
Libya
(Q4 2003)
Operator
Mauritania
(1999)
Operator
Sierra Leone
(2004)
Non Operator
Proven Province
Frontier Acreage
WOODSIDE


Building on success in Africa
Oil Discovery
Gas Discovery
Producing
Drill Well
Seismic acquisition / survey
?
Mauritanian Gas
Chinguetti
Mauritanian Oil
Sierra Leone
13 wells over 6 yrs
Libya
Kenya
Canary Islands
Ohanet
Algeria
Chinguetti
Banda
Tiof Pelican Tevet
Mauritania
1999
2000
2001
2002
2003
2004
2005
2006
2014
WOODSIDE

Chinguetti on schedule

- Sep 2004: Topside construction
- Sep 2004: Drilling
- Oct 2004: Subsea installation
- Nov 2004: Mooring construction
- Apr 2005: FPSO integration





Govt to back-in for 12% in Chinguetti Exclusive Exploitation Authority, Woodside 53.8% becomes 47.4%

WOODSIDE

Tiof phased development

- Appraisal drilling in progress
- Tiof 3 preparing to test
- Development studies continue


Tiof West Discovery
Tiof 3 Appraisal
Tiof 1 Discovery
Tiof 4 Appraisal
Tiof 5 Appraisal
Eastern
Tiof Canyon System
Proposed Appraisal Wells Depicted
2km
N




4
Tiof
Tevét
3
Chinguetti
PSCB
Banda

WOODSIDE

Tevét discovery


3D visualisation
Banda
Tevét
Chinguetti
Indicative positions of oil:water contacts

- ~70m gas column, 44m oil column
- Within tie-back to Chinguetti (10kms)
- Enhances value of Chinguetti oil hub


Tevet
Chinguetti

Mauritanian gas

- Banda and Pelican
- Associated gas at Chinguetti, Tiof and Tevét
- Long-term strategic opportunity
- Develop commercial gas terms
- Assessing commerciality



Block 7
7
Pelican
PSC C6
6
Tiof
5
Tevét
4
Banda
Chinguetti
PSCB
3
PSCA
2
PSC C2

WOODSIDE

Mauritanian exploration



Salt Structure
Oil Discovery
Gas Discovery
Prospect
3D seismic area
Block 7
7
Pelican
PSC C6
6
Baudroie
Tiof
5
Espadon
Tevét
Mérou
4
Banda
Chinguetti
PSCB
Capitaine
3
Sotto
N'Dor
PSCA
2
Dorade
Fantar
PSC C2

- Miocene targets:

Tevét	– oil discovery
Dorade	– dry hole
Capitaine	– dry hole
Merou	– drill 4Q 2004

- Final 2 wells to be selected

WOODSIDE

Mauritanian capability

- Exploration – technology reduces risk
- Drilling – excellent safety, cost performance
- Development – deepwater capability and quick
- Operations – logistics and HSE
- Government relationships
- Stakeholder engagement & community development

WOODSIDE

Growth objectives

- Deliver Chinguetti
- Deliver Tiof
- Establish gas framework
- Algeria and Libya
- More frontier deepwater

WOODSIDE

Key messages

Delivering an exciting new area of business

>100 kbd production in Mauritania by end 2007

Production from 4 countries within 10 years

20% of Woodside's production from Africa by 2010



WOODSIDE

Don Voelte
Chief Executive Officer

Mr Don Voelte joined Woodside in April 2004 as the Managing Director and CEO.

Don brings to Woodside 29 years of extensive experience in the global oil and gas business, starting with Mobil Corporation in 1975. During his 22 years with Mobil, he held a variety of executive roles. His final role with Mobil was as President, New Exploration and Producing Ventures, with responsibility for world-wide exploration and building and implementing Mobil's corporate upstream global growth strategy, reporting to the Chairman and Chief Executive Officer.

Don left Mobil in 1997 to join Atlantic Richfield Company (ARCO), responsible for redeveloping global growth and risk management strategy. He remained with ARCO until BP's acquisition in 2000.

Immediately prior to joining Woodside, Don was Director, President and Chief Executive Officer of Chroma Energy Inc. based in Houston.

Don is a Board Member of Rand's Centre for Middle East Public Policy; Member of the Society of Petroleum Engineers and a Member of the American Society of Civil Engineers. He is a Trustee of the University of Nebraska Foundation and was awarded the University of Nebraska Engineering Alumni of the year in 2002.

Don graduated from the University of Nebraska with a Bachelor of Science in Civil Engineering. He is married with one son.

Betsy Donaghey
Director Strategic Planning

Ms Betsy Donaghey is new to this role, having taken it up in July of this year. Her previous roles at Woodside have been in gas marketing and in the domestic gas business.

Betsy has been with Woodside for four years. Prior to that, she worked for BHP Billiton for 19 years in roles in gas marketing, business planning and business analysis and reservoir engineering.

Betsy graduated from Texas A&M University with a degree in Civil Engineering and earned a Masters in Operations Research from the University of Houston.

Dr Agu Kantsler
Director Exploration

Dr Agu Kantsler has been Director Exploration since 2004. He has previously held the roles of Reserves Development Manager and General Manager (and subsequently Director) New Ventures at Woodside.

Prior to joining Woodside, Agu had roles in various Shell group companies including Shell Development (Australia) Pty Ltd, Shell Petroleum Development Company of Nigeria, Nederlandse Aardolie Maatschappij and Shell Companies in Indonesia.

Agu is a Councillor of the Australian Petroleum Production & Exploration Association (APPEA), adjunct Professor of Geophysics at Curtin University, a member of the Federal Government's Council for Australian-Arab Relations (CAAR) and a Board member of the Circum-Pacific Council for Energy & Mineral Resources.

Agu graduated from the University of NSW with a Bachelor of Science (Honours) in Geology and gained a PhD from the University of Wollongong.

WOODSIDE

Mark Chatterji
Director, Mergers & Acquisitions

Mark Chatterji joined Woodside in 2004 as Director of Mergers and Acquisitions.

Prior to joining Woodside, Mark was a Vice President of Goldman Sachs & Co. in New York. He has previously worked for Atlantic Richfield (ARCO) and Merrill Lynch.

Mark has an MBA from The Wharton School and a BS from Georgetown University.

David Maxwell
Director, Gas & Commercial

Mr David Maxwell is Director, Gas & Commercial. He has held previous roles including General Manager Commercial and General Manager North West Shelf Gas Pty Ltd.

Before joining Woodside David held senior management roles with Santos, the Barrack Group of Companies and CSR.

In 2001 David was awarded the Australian Gas Association Silver Flame Award for significant contribution to the gas industry.

David graduated with a Master of Technology from Massey University in New Zealand.

Keith Spence
Chief Operating Officer

Mr Keith Spence has been Chief Operating Officer since April 2004. He has been with Woodside since 1994 and has held many roles during this time, including Acting Chief Executive Officer, Director – Oil Business Unit, Director – Northern Business Unit and Exploration Manager – North West Shelf.

Keith has gained a broad knowledge across the industry having over 25 years of experience in the oil and gas industry including 18 years with Shell.

Keith is Chairman of the Advisory Board of the Australian Oil and Gas Industry Training, Advisory Board Chairman, Centre for Petroleum Engineering, Curtin University; Chairman of the WA ERA Industry Advisory Group and Member of the Minerals & Energy Research Institute of WA (MERIWA) Research Advisory Committee.

Keith graduated from the University of Tasmania with a Bachelor of Science in Geophysics (First Class Hons). Keith is married with two adult children.

Troy Hayden
Interim Chief Financial Officer

Mr Troy Hayden joined Woodside in 1996 and has held a range of positions in Treasury, most recently as Treasurer. He became Acting CFO in October 2004.

Prior to joining Woodside, Troy was with WMC Resources.

Troy graduated from Monash University with a Bachelor of Economics and later completed a Master of Business (Banking) at Monash. He is married with one child.

WOODSIDE

Dr Jack Hamilton
Director, NWS - designate

Dr Jack Hamilton joined Shell Company of Australia and over a career spanning nearly 21 years worked in Operations Management in refining, petrochemicals and gas production, Marketing, Strategy and LNG Project Management. His career has been spent both in roles in Australia and internationally. During the period 1991- 1994, he was Onshore Operations Manager for Woodside Offshore Petroleum Pty. Ltd based in Karratha. His most recent roles with Shell Australia were General Manager, Manufacturing and Supply and Corporate Project Manager.

Jack joined Woodside in November 2001 in the role of Managing Director, Metasource Pty Ltd and moved to General Manager Business Development NWS in 2003. Jack will take on the role of Director NWS in January 2005.

Jack graduated with a B.Eng. In Chemistry and obtained a Doctorate of Philosophy in Engineering from the University of Melbourne.

Vince Santostefano
Director, Australia Business Unit

Vince Santostefano has 24 years E&P experience in production, drilling, reservoir, completions and project management roles. He has also been involved in various corporate programs related to recruitment, mentoring, industrial relations and organisational change.

Since joining Woodside in 1997, he has managed Woodside's mobile drilling operations in Australia. He also managed the Laminaria Phase II field expansion project before taking over as Asset Manager for the Northern Endeavour FPSO operations in the Timor Sea. He then took on the role of Oil Operations Manager for Laminaria, Legendre and Enfield operations before moving to his current position.

Vince graduated from RMIT in 1980 with a Bachelor of Civil Engineering. Vince is married with four children.

WOODSIDE

Duncan Clegg
Director, Africa Business Unit

Dr Duncan Clegg was appointed as the Director, Africa Business Unit in August 2004, having previously spent 11 months as the Director, Australia Business Unit. Duncan has a strong background in upstream E&P development and projects and has been with Woodside since 1997, having previously worked for Shell on various international assignments.

Duncan is charged with delivering the planned business outcomes from our Mauritanian opportunities and providing strong core systems, processes and constructive relationships to underpin growth in the African region.

WOODSIDE